Exhibit 99.2

Report of the Directors and Financial Statements

GA MEE GLOBAL LIMITED

31 December 2023

GA MEE GLOBAL LIMITED

REPORTS AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2023

CONTENTS

Pages

REPORT OF THE DIRECTORS	1 - 2

INDEPENDENT AUDITOR’S REPORT	3 – 5

AUDITED FINANCIAL STATEMENTS

Statement of profit or loss and other comprehensive income	6

Statement of financial position	7 - 8

Statement of changes in equity	9

Statement of cash flows	10

Notes to financial statements	11 – 20

GA MEE GLOBAL LIMITED

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of Ga Mee Global Limited (the “Company”) for the year ended 31 December 2023.

Principal activities

The principal activities of the company were the provision of advertisement in games. There were no significant changes in the nature of the Company’s principal activities during the year.

Business review

The Company is exempted from preparing a business review because it is a wholly owned subsidiary of another body corporate.

Recommended dividend

The directors do not recommend the payment of any dividend in respect of the year.

Directors

The directors of the company up to date now are as follow:

Yusuf Mohammedi Goolamabbas	(Appointed on 5 June 2024)
Martin Zakovec	(Appointed on 5 June 2024)
Yat Siu	(Resigned on 5 June 2024)

In accordance with the company’s articles of association, the directors shall remain in office for the ensuring year.

Directors’ interests

At no time during the year was the Company or any of its holding companies or fellow subsidiaries a party to any arrangement to enable the Company’s directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors’ interests in transactions, arrangements or contracts

Neither any director nor a connected entity of any director had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to the business of the Company to which the Company’s holding companies or fellow subsidiaries was a party during the year.

Permitted indemnity provision

As at 31 December 2023, a qualifying third party indemnity provision made by the holding company for the benefit of all the directors of the Company was in force.

1

GA MEE GLOBAL LIMITED

REPORT OF THE DIRECTORS

Auditors

Brilliance Man & Co. resigned as auditors of the Company and OOP CPA & Co. were appointed by the directors to fill the casual vacancy so arising. A resolution for the reappointment of OOP CPA & Co. as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

/s/ Yusuf Mohammedi Goolamabbas

Yusuf Mohammedi Goolamabbas

Director

Hong Kong

23 December 2025

2

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBER OF GA MEE GLOBAL LIMITED

(Incorporated in Hong Kong with limited liability)

Opinion

We have audited the financial statements of Ga Mee Global Limited (the “Company”) set out on pages 6 to 20, which comprise the statement of financial position as at 31 December 2023, the statement of profit or loss and other comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at 31 December 2023, and of its financial performance and its cash flows for the year then ended in accordance with IFRS Accounting Standards (“IFRSs”) and have been properly prepared in compliance with the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the HKICPA’s Code of Ethics for Professional Accountants (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 2.2 to the financial statements, which indicates that the Company incurred a net loss of US$2,060,158 during the year ended 31 December 2023 and, as of that date, the Company’s current liabilities exceeded its current assets by US$4,031,046. As stated in Note 2.2, these events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Information other than the financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises the information included in the report of the directors.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial statements

The directors are responsible for the preparation of the financial statements that give a true and fair view in accordance with IFRSs and the Hong Kong Companies Ordinance, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations or have no realistic alternative but to do so.

3

INDEPENDENT AUDITOR’S REPORT (CONTINUED)

TO THE MEMBER OF GA MEE GLOBAL LIMITED

(Incorporated in Hong Kong with limited liability)

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, in accordance with section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

4

INDEPENDENT AUDITOR’S REPORT (CONTINUED)

TO THE MEMBER OF GA MEE GLOBAL LIMITED

(Incorporated in Hong Kong with limited liability)

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

The engagement partner on the audit resulting in this independent auditor’s report is Yiu Chun Kit (practising certificate number: P07658).

/s/ OOP CPA & Co.

OOP CPA & Co.

Certified Public Accountants

Hong Kong

23 December 2025

5

GA MEE GLOBAL LIMITED

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

YEAR ENDED 31 December 2023

	Notes	2023	2022
		US$	US$

REVENUE	3	1,816,603	2,002,574

Cost of services		(497,508)	(319,843)

Gross profit		1,319,095	1,682,731

Other income	4	35,523	25
Administrative expenses		(3,374,201)	(3,211,452)
Finance costs	6	(40,575)	(40,575)

LOSS BEFORE TAX	5	(2,060,158)	(1,569,271)

Income tax expense	8	-	-

LOSS FOR THE YEAR AND TOTAL COMPREHENSIVE INCOME FOR THE YEAR		(2,060,158)	(1,569,271)

6

GA MEE GLOBAL LIMITED

STATEMENT OF FINANCIAL POSITION

31 December 2023

	Notes	2023	2022
		US$	US$

NON-CURRENT ASSET
Intangible assets	9	2,704,992	2,704,992

Total non-current assets		2,704,992	2,704,992

CURRENT ASSETS
Amount due from a fellow subsidiary	10	15,000	-
Trade receivables		3,695	-
Other receivables	11	3,311,851	3,008,565
Cash and bank balance	12	27,669	11,905

Total current assets		3,358,215	3,020,470

CURRENT LIABILITIES
Amount due to immediate holding company	10	7,078,100	4,864,923
Amount due to a fellow subsidiary	10	290,941	167,010
Other payables and accruals		20,220	-

Total current liabilities		7,389,261	5,031,933

NET CURRENT LIABILITIES		(4,031,046)	(2,011,463)

TOTAL ASSETS LESS CURRENT LIABILITIES		(1,326,054)	693,529

NON-CURRENT LIABILITIES
Amount due to a fellow subsidiary	10	2,823,271	2,782,696

Total non-current liabilities		2,823,271	2,782,696

NET LIABILITIES		(4,149,325)	(2,089,167)

7

GA MEE GLOBAL LIMITED

STATEMENT OF FINANCIAL POSITION (continued)

31 December 2023

	Notes	2023	2022
		US$	US$

EQUITY
Share capital	13	13	13
Accumulated losses		(4,149,338)	(2,089,180)

Total equity		(4,149,325)	(2,089,167)

/s/ Yusuf Mohammedi Goolamabbas	/s/ Martin Zakovec
Yusuf Mohammedi Goolamabbas	Martin Zakovec
Director	Director

8

GA MEE GLOBAL LIMITED

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED 31 December 2023

	Share	Accumulated	Total
	capital	losses	equity
	US$	US$	US$

At 1 January 2022	13	(519,909)	(519,896)

Loss for the year and total comprehensive income for the year	-	(1,569,271)	(1,569,271)

At 31 December 2022 and 1 January 2023	13	(2,089,180)	(2,089,167)

Loss for the year and total comprehensive income for the year	-	(2,060,158)	(2,060,158)

At 31 December 2023	13	(4,149,338)	(4,149,325)

9

GA MEE GLOBAL LIMITED

STATEMENT OF CASH FLOWS

YEAR ENDED 31 December 2023

	Notes	2023	2022
		US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(2,060,158)	(1,569,271)
Adjustment for:
Finance costs	6	40,575	37,129
Interest income	4	(70)	(25)
		(2,019,653)	(1,532,167)

(Increase)/decrease in trade receivables		(3,695)	9,821
Increase in other receivables		(303,286)	(1,504,984)
Increase in amount due from fellow subsidiary		(15,000)	-
Increase in other payables and accruals		20,220	-
Increase in amount due to immediate holding company		2,213,177	3,079,121
Increase/(decrease) in amount due to a fellow subsidiary		123,931	(42,903)
Cash generated from operations		15,694	8,888
Interest received		70	25

Net cash flows from operating activities		15,764	8,913

NET INCREASE IN CASH AND CASH EQUIVALENTS		15,764	8,913
Cash and cash equivalents at beginning of year		11,905	2,992

CASH AND CASH EQUIVALENTS AT END OF YEAR		27,669	11,905

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Bank balances		27,669	11,905

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GA MEE GLOBAL LIMITED

NOTES TO FINANCIAL STATEMENTS

31 December 2023

1.	CORPORATE INFORMATION

Ga Mee Global Limited is a limited liability company incorporated in Hong Kong. Its registered office is located at 28/F, Landmark South, 39 Yip Kan Street, Wong Chuk Hang, Hong Kong.

The principal activities of the company were the provision of advertisement in games.

2.1	STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) (which includes all International Financial Reporting Standards, International Accounting Standards ("IASs") and interpretations) as issued by the International Accounting Standards Board and the Hong Kong Companies Ordinance.

2.2	BASIS OF PREPARATION

These financial statements have been prepared under historical cost convention. These financial statements are presented in United States dollars (“US$”).

In preparing the financial statements, the directors considered the operations of the Company can continue as a going concern in spite of the Company’s net current liabilities of US$4,031,046 as at 31 December 2023. These conditions indicate the existence of a material uncertainty which may cast significant doubt on the Company’s ability to continue as a going concern and hence, its ability to realise its assets and discharge its liabilities in the normal course of business.

The immediate holding company has agreed in writing (i) to provide adequate financial support so as to enable the Company to meet its liabilities as and when they fall due; and (ii) not to demand repayment of the amount of US$7,078,100 due until such time when any repayment will not affect its ability to repay other creditors in the normal course of business.

2.3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Company has adopted the following new and revised IFRSs, which are applicable to the Company for the first time in the current year’s financial statements.

IFRS 17	Insurance Contracts
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred tax related to assets and liabilities arising from a single transaction
Amendments to IAS 12	International Tax Reform-Pillar Two model Rules
Amendments to IAS 1 and	Disclosure of Accounting Policies
IFRS Practice Statement 2

The amendments did not have any impact on the financial position or performance of the Company.

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2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has not early applied the revised IFRSs that have been issued but are not yet effective for the accounting year ended 31 December 2023 in these financial statements. Among these revised IFRSs, the following are expected to be relevant to the Company’s financial statements upon becoming effective:

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback1
Amendments to IAS 1	Classification of Liabilities as Current or Non-current1
Amendments to IAS 1	Non-current Liabilities with Covenants1

1Effective for annual periods beginning on or after 1 January 2024

Amendments to HKFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. Since the Company has no sale and leaseback transactions with variable lease payments that do not depend on an index or a rate occurring from the date of initial application of HKFRS 16, the amendments did not have any impact on the financial position or performance of the Company.

The 2020 Amendments clarify the requirements for classifying liabilities as current or non-current, including what is meant by a right to defer settlement and that a right to defer must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement. The amendments also clarify that a liability can be settled in its own equity instruments, and that only if a conversion option in a convertible liability is itself accounted for as an equity instrument would the terms of a liability not impact its classification. The 2022 Amendments further clarify that, among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non-current. Additional disclosures are required for non-current liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period.

The Company has reassessed the terms and conditions of its liabilities as at 1 January 2023 and 2024 and concluded that the classification of its liabilities as current or non-current remained unchanged upon initial application of the amendments. Accordingly, the amendments did not have any impact on the financial position or performance of the Company.

2.5	MATERIAL ACCOUNTING POLICY INFORMATION

Fair value measurement

The Company measures its derivative financial instruments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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2.5	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Right-of-use of intellectual properties

Purchased right-of-use of intellectual properties are stated at cost less any impairment losses and are not amortised due to its estimated indefinite useful life.

Related parties

A party is considered to be related to the Company if:

(a)	the party is a person or a close member of that person’s family and that person
(i)	has control or joint control over the Company;
(ii)	has significant influence over the Company; or
(iii)	is a member of the key management personnel of the Company or of a parent of the Company;

or

(b)	the party is an entity where any of the following conditions applies:
(i)	the entity and the Company are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Company are joint ventures of the same third party;
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company;
(vi)	the entity is controlled or jointly controlled by a person identified in (a);
(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and
(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is an indication that an asset may be impaired. If such an indication exists, the Company makes an estimate of the asset’s recoverable amount.

The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e., a cash-generating unit).

An impairment loss is recognised in the statement of profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A reversal of the impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. The reversal of the impairment loss is credited to the statement of profit or loss in the year in which it arises.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks, and short-term highly liquid deposits with a maturity of generally within three months that are readily convertible into known amounts of cash, subject to an insignificant risk of changes in value and held for the purpose of meeting short-term cash commitments.

For the purpose of the statement of cash flows, cash and cash equivalents comprise cash on hand and at banks, and short-term deposits, as defined above, less bank overdrafts which are repayable on demand and form an integral part of the Company’s cash management.

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2.5	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Borrowing costs

Borrowing costs are expensed in the statement of profit or loss in the year in which they are incurred, except to the extent that they are capitalised as the costs directly attributable to the financing of the construction of a qualifying asset. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Financial assets

Trade receivables that do not contain a significant financial component or for which the Company has applied the practical expedient of not adjusting the effect of a significant financial component are measured at the transaction price determined under IFRS 15. All the other financial assets are initially recognised at fair value plus transaction costs that are attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss. Regular way purchases and sales of financial assets are recognised on the trade date, that is, the date when the Company commits to purchase or sell the assets.

(a)   Classification and measurement

Debt instruments are measured at amortised cost using the effective interest rate method, subject to impairment if the assets are held for the collection of contractual cash flows where those contractual cash flows represent solely payments of principal and interest.

Debt instruments are measured at fair value through other comprehensive income if the assets’ contractual cash flows represent solely payments of principal and interest and the assets are held for collection of contractual cash flows and for selling the financial assets. Such financial assets are subsequently measured at fair value with any gains or losses from changes in fair value recognised in other comprehensive income, except for impairment losses and reversal, foreign exchange gains and losses and interest calculated using the effective interest rate method which are recognised in the statement of profit or loss. The cumulative gains or losses previously recognised in other comprehensive income are reclassified from other comprehensive income to the statement of profit or loss when the financial asset is derecognised.

Debt instruments that do not meet the criteria for amortised cost or as financial assets at fair value though other comprehensive income are measured at fair value through profit or loss. Interest income for these financial assets is included in finance income.

Equity investments are measured at fair value through profit or loss unless, on initial recognition, the Company has irrevocably elected to designate such investments that are not held for trading as equity investments at fair value through other comprehensive income. Dividends of such investments are recognised in the statement of profit or loss when the Company’s right to receive payment is established. Changes in the fair value of such investments are recognised in other comprehensive income and are never recycled to the statement of profit or loss even when the assets are sold.

(b)   Impairment

The Company applies the expected credit loss model on all the financial assets that are subject to impairment. Impairment allowances are recognised under the general approach where expected credit losses are recognised in two stages. For credit exposures where there has not been a significant increase in credit risk since initial recognition, the Company is required to provide for credit losses that result from possible default events within the next 12 months. For those credit exposures where there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure irrespective of the timing of the default. The Company considers that there has been a significant increase in credit when contractual payments are more than 30 days past due.

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

(c)   Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets have expired; or where the Company has transferred its contractual rights to receive the cash flows of the financial assets and has transferred substantially all the risks and rewards of ownership; or where control is not retained.

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2.5	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Financial liabilities

Financial liabilities are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, they are subsequently measured at amortised cost using the effective interest rate method.

Financial liabilities are derecognised when they are extinguished, i.e., when the obligation is discharged or cancelled, or expires.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognised when the control of goods or services is transferred to the customers, at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. When the contract contains a financing component which provides the Company with a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

Advertising income

The Company has contracts with customers to promote their business on the Company’s gaming platform GAMEE. Revenue is recognised at a point in time (i.e., upon completion of campaign) because this is when the customer benefits from the Company’s advertising service.

Other income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Deferred tax

Deferred tax is provided using the liability method, on temporary differences at the end of the reporting period arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Tax rates enacted or substantively enacted by the end of the reporting period are used to determine the deferred tax.

Deferred tax liabilities are provided in full while deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Foreign currency

Transactions in foreign currencies are translated into the functional currency of the Company using the exchange rates prevailing at the dates of the transactions. Exchange differences arising from the settlement of such transactions and from the retranslation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of profit or loss.

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3.	REVENUE

	2023	2022
	US$	US$

Advertising income	1,485,749	2,002,574
Sales income	330,854	-
Total	1,816,603	2,002,574

4.	OTHER INCOME

Other income includes the following:

	Notes	2023	2022
		US$	US$

Bank interest income		70	25
Service income from a fellow subsidiary	14	35,453	-
Total		35,523	25

5.	LOSS BEFORE TAX

The Company’s loss before tax is arrived at after charging:

	Notes	2023	2022
		US$	US$

Service fees to a fellow subsidiary	14	3,339,495	2,951,992
Auditor’s remuneration		12,208	3,205

6.	FINANCE COSTS

	Notes	2023	2022
		US$	US$

Interest on loan from a fellow subsidiary	14	40,575	40,575

7.	DIRECTORS’ REMUNERATION

No director received any fees or emoluments in respect of their services rendered to the Company during the year (2022: Nil).

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8.	INCOME TAX

No provision for Hong Kong profits tax has been made as the Company did not generate any assessable profits arising in Hong Kong during the year (2022: Nil).

A reconciliation of the tax expense applicable to loss before tax at the statutory rate to the tax expense at the effective tax rate is as follows:

	2023	2022
	US$	US$

Loss before tax	(2,060,158)	(1,569,271)

Tax at the statutory tax rate of 16.5%	(339,926)	(258,930)
Income not subject to tax	(12)	(4)
Tax losses not recognised	339,938	258,934

Tax charge at the effective rate of 0% (2022: 0%)	-	-

The Company has tax losses arising in Hong Kong of US$4,072,952 (2022: US$2,012,724) that are available indefinitely for offsetting against its future taxable profits. Deferred tax assets have not been recognised in respect of these losses as the Company has been loss-making for some time and it is not considered probable that taxable profits will be available against which the tax losses can be utilised.

9.	INTANGIBLE ASSETS

Right-of-use of
intellectual
property
US$

At 1 January 2022, 31 December 2022,
1 January 2023 and 31 December 2023
Cost	2,704,992
Accumulated impairment	-

Net carrying amount	2,704,992

Right-of-use of intellectual properties were acquired from a fellow subsidiary Gamee Mobile s.r.o. on 1 February 2021. The Company purchased the GAMEE Project that was developed by the fellow subsidiary and its related trademarks.

The acquired right-of-use of intellectual property has been assessed by the directors to have an indefinite useful life. In forming this assessment, the directors considered that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows, given the continued viability of the blockchain gaming sector and the absence of indications of technological changes that would render blockchain technology obsolete. Since the acquisition of the GAMEE platform, the Company and its parent Animoca Group have established a growing user and partner base and operates under a sustainable ad-revenue sharing model across multiple platforms. The platform continues to be maintained and enhanced in accordance with the published development roadmap in whitepaper. Technological obsolescence is not considered a foreseeable constraint, owing to the decentralised and resilient nature of blockchain infrastructure, which does not have a finite operational life.

For the purpose of the impairment assessment, the Company has also considered the expected usage, the market value and the economic benefits generated by the GAMEE, which powers in-game functions, rewards, staking and etc.

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10.	AMOUNT DUE FROM/(TO) RELATED COMPANIES

	2023	2022
	US$	US$

Due from a fellow subsidiary (note (a))	15,000	-
Due to a fellow subsidiary (note (a))	(290,941)	(167,010)
Due to immediate holding company (note (a))	(7,078,100)	(4,864,923)
Loan from a fellow subsidiary (note (b))	(2,823,271)	(2,782,696)

Notes:

(a)	The balances with fellow subsidiaries and immediate holding company are unsecured, interest-free and repayable on demand.

(b)	Loan from a fellow subsidiary is unsecured and matures on 1 February 2026. The interest rate (per annum) of the loan in 2023 was 1.5% (2022: 1.5%).

11.	Other receivables

The carrying amount of other receivables approximated to their fair value as at 31 December 2023 and 2022. The expected credit losses as at 31 December 2023 and 2022 were considered to be minimal.

12.	Cash and bank balances

Cash at bank earns interest at floating rates based on daily bank deposit rates. The carrying amounts of the cash and bank balances approximate to their fair values.

13.	SHARE CAPITAL

	2023	2022
	US$	US$

Issued and fully paid:
100 (2022: 100) ordinary shares	13	13

14.	RELATED PARTY TRANSACTIONS

In addition to the transactions disclosed elsewhere in these financial statements, the Company had the following material transactions with related parties during the year:

	Notes	2023	2022
		US$	US$

Service income from a fellow subsidiary	(i)	35,453	-
Service fees to a fellow subsidiary	(ii)	(3,339,495)	(2,951,992)
Interest expenses to a fellow subsidiary	(iii)	(40,575)	(40,575)

Notes:

(i)	The service income from a fellow subsidiary was based on the market price.
(ii)	The service fees to a fellow subsidiary were based on the direct costs incurred, plus a margin of 5%.
(iii)	Interest expenses arising from loan from a fellow subsidiary. Details of the loan are included in note 10 to the financial statements.

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15.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s exposure to market risk (including interest rate risk and foreign currency risk), credit risk and liquidity risk arises in the normal course of its business. These risks are managed by the Company’s financial management policies and practices described below:

Interest rate risk

Interest rate risk is the risk that the Company’s position may be adversely affected by a change of market interest rates.

Except for bank balances earning interest at floating rates based on daily bank deposit rates, all the financial instruments of the Company as at the year-end were non-interest bearing, management considers that the exposure to interest rate risk is minimal.

Foreign currency risk

The Company has no significant foreign currency risk because its business is principally conducted in Hong Kong and most of the transactions are denominated in the Company’s functional currency. Since the United States dollar is pegged to the Hong Kong dollar, the Company’s exposure to foreign currency risk in respect of the bank balances denominated in Hong Kong dollars is considered to be minimal.

Credit risk

All the Company’s cash and bank balance are held in major financial institution located in Hong Kong, which management believes are of high credit quality.

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Company’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at 31 December 2023 and 2022. The amounts presented are gross carrying amounts of financial assets.

31 December 2023
	12-month	Lifetime
	expected	expected
	credit losses	credit losses
				Simplified
	Stage 1	Stage 2	Stage 3	approach	Total
	US$	US$	US$	US$	US$

Amount due from a fellow subsidiary	15,000	-	-	-	15,000
Trade receivables	3,695	-	-	-	3,695
Other receivables	3,311,851	-	-	-	3,311,851
Cash and bank balance	27,669	-	-	-	27,66
	3,358,215	-	-	-	3,358,215

31 December 2022
	12-month	Lifetime
	expected	expected
	credit losses	credit losses
Simplified
	Stage 1	Stage 2	Stage 3	approach	Total
	US$	US$	US$	US$	US$

Amount due from a fellow subsidiary	-	-	-	-	-
Trade receivables	-	-	-	-	-
Other receivables	3,008,565	-	-	-	3,008,565
Cash and bank balance	11,905	-	-	-	11,905
	3,020,470	-	-	-	3,020,470

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15.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its current obligations. The Company aims to maintain sufficient cash and credit lines to meet its liquidity requirements.

The table below summarises the maturity profile of the Company’s non-derivative financial liabilities at 31 December based on contractual undiscounted payments.

31 December 2023		Less than	More than
	On demand	12 months	12 months	Total
	US$	US$	US$	US$

Amount due to immediate holding company	7,078,100	-	-	7,078,100
Amount due to a fellow subsidiary	290,941	-	2,823,271	3,114,212
Other payables and accruals	-	8,012	-	8,012

	7,369,041	8,012	2,823,271	10,200,324

31 December 2022		Less than	More than
	On demand	12 months	12 months	Total
	US$	US$	US$	US$

Amount due to immediate holding company	4,864,923	-	-	4,864,923
Amount due to a fellow subsidiary	167,010	-	2,782,696	2,949,706
Other payables and accruals	-	-	-	-

	5,031,933	-	2,782,696	7,814,629

Capital management

Capital of the Company for risk management purpose includes share capital and reserves. The Company’s objectives for managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders. No significant changes in the objectives, policies or processes for managing capital were made during the years ended 31 December 2023 and 31 December 2022.

16.	COMPARATIVE AMOUNTS

Presentation and disclosures of certain items and balances in the financial statements have been revised. Accordingly, certain comparative amounts have been reclassified to conform with the current year’s presentation and disclosures.

17.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 23 December 2025.